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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  Statement on
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                         AMERICAN SAFETY RAZOR COMPANY
                           (Name of Subject Company)
                     J.W. CHILDS EQUITY PARTNERS II, L.P.*
                         RSA HOLDINGS CORP. OF DELAWARE
                             RSA ACQUISITION CORP.
                                   (Bidders)
                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   029362100
                     (CUSIP Number of Class of Securities)
                                  ADAM SUTTIN
                    C/O J.W. CHILDS EQUITY PARTNERS II, L.P.
                               ONE FEDERAL STREET
                                BOSTON, MA 02110
                                 (617) 753-1100
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                    COPY TO:
                              MARIO A. PONCE, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION**                        AMOUNT OF FILING FEE***
---------------------------------------------------------------------------------------------
               $177,614,092.13                                    $35,523
---------------------------------------------------------------------------------------------

* J.W. Childs Equity Partners II, L.P. disclaims that it is a 'bidder' for purposes of the Offer within the meaning of rule 14d-1(e) (1).
** Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $14.125 cash per share, 12,110,049 Shares outstanding and 464,400 options outstanding as of February 12, 1999.
*** 1/50 of 1% of Transaction Valuation.
[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party: ________________________
Date Filed: ________________________
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

-------------------------                                                ----------------------

  CUSIP No. 029362100                                                    Page ---- of---- Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            J.W. Childs Equity Partners II, L.P.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
     2      (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            BK, OO
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER*
               NUMBER OF
                 SHARES
       BENEFICIALLY OWNED BY EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     2,311,654
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     0
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     0
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON*
            2,311,654
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            19% (based on 12,110,049 outstanding)
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            CO
----------------------------------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of the Shareholders Agreement, pursuant to which among other things, certain stockholders of American Safety Razor Company have agreed with the reporting person to grant an irrevocable proxy to RSA Acquisition Corp. to vote the shares shown as beneficially owned by such reporting persons in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

-------------------------                                                ----------------------

  CUSIP No. 029362100                                                    Page ---- of---- Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            RSA Holdings Corp. of Delaware
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
     2      (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            BK, OO
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER*
               NUMBER OF
                 SHARES
       BENEFICIALLY OWNED BY EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     2,311,654
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     0
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     0
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON*
            2,311,654
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            19% (based on 12,110,049 outstanding)
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            CO
----------------------------------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of the Shareholders Agreement, pursuant to which among other things, certain stockholders of American Safety Razor Company have agreed with the reporting person to grant an irrevocable proxy to RSA Acquisition Corp. to vote the shares shown as beneficially owned by such reporting persons in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

-------------------------                                                ----------------------

  CUSIP No. 029362100                                                    Page ---- of---- Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            RSA Acquisition Corp.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
     2      (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS
     4
            BK, OO
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER*
               NUMBER OF
                 SHARES
       BENEFICIALLY OWNED BY EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     2,311,654
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     0
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     0
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     0
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON*
            2,311,654
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            19% (based on 12,110,049 outstanding)
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    14
            CO
----------------------------------------------------------------------------------------------------------

* Beneficial ownership is based solely on the provisions of the Shareholders Agreement, pursuant to which among other things, certain stockholders of American Safety Razor Company have agreed with the reporting person to grant an irrevocable proxy to RSA Acquisition Corp. to vote the shares shown as beneficially owned by such reporting persons in favor of the Merger and against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, all as more fully described herein. Capitalized terms have the meanings assigned thereto herein.

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by RSA Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of RSA Holdings Corp. of Delaware, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, $0.01 par value per share (the "Shares"), of American Safety Razor Company, a Delaware corporation (the "Company"), at a purchase price of $14.125 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2). RSA Holdings Corp. of Delaware is a wholly owned subsidiary of J.W. Childs Equity Partners II, L.P.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is American Safety Razor Company. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $0.01 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser and the Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser, Parent, JWCP, JWC Advisors, JWC Associates and JWC Inc.") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor the Parent nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 "Certain Information Concerning the Purchaser, Parent, JWCP, JWC Advisors, JWC Associates and JWC Inc."), Section 10 ("Background of the Offer; Contacts with the Company") and
Section 11 ("The Merger Agreement; The Shareholders Agreement") of the Offer to Purchase and in Exhibit (c)(1) of this Schedule 14D-1 is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; The Shareholders Agreement"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 11 ("The Merger Agreement; The Shareholders Agreement"), Section 8 ("Certain Information Concerning the Purchaser and the Parent") and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser, Parent, JWCP, JWC Advisors, JWC Associates and JWC Inc."), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; The Shareholders Agreement") and
Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser, Parent, JWCP, JWC Advisors, JWC Associates and JWC Inc.") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration") and
Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Offer to Purchase dated February 22, 1999.

     (a) (2) Letter of Transmittal.

     (a) (3) Notice of Guaranteed Delivery.

     (a) (4) Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a) (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a) (7) Summary Advertisement as published on February 22, 1999.

     (a) (8) Press Release issued by the Company on February 15, 1999.

     (b) (1) Commitment Letter, dated as of February 12, 1999, to the Purchaser from NationsBank, N.A., NationsBanc Montgomery Securities LLC and DLJ Capital Funding, Inc.

     (b) (2) Commitment Letter, dated February 12, 1999, from J.W. Childs Equity Partners II, L.P. to the Parent.

     (c) (1) Agreement and Plan of Merger, dated as of February 12, 1999, by and among the Parent, the Purchaser and the Company.

     (c) (2) Shareholders Agreement, dated as of February 12, 1999, by and among the Parent, the Purchaser and certain stockholders of the Company.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          RSA Holdings Corp. of Delaware

                                          By:     /s/ B. LANE MACDONALD

                                            ------------------------------------
                                            Name: B. Lane MacDonald
                                            Title: Vice President and Secretary

                                          RSA Acquisition Corp.

                                          By:     /s/ B. LANE MACDONALD

                                            ------------------------------------
                                            Name: B. Lane MacDonald
                                            Title: Vice President and Secretary

                                             J.W. Childs Equity Partners II,
                                             L.P.

                                               By: J.W. Childs Advisors II,
                                                   L.P.,
                                                 its general partner

                                                By: J.W. Childs Associates,
                                                    L.P.,
                                                  its general partner

                                                  By: J.W. Childs Associates,
                                                      Inc.,
                                                    its general partner

                                                   By: /s/ STEVEN G. SEGAL

                                                     ---------------------------
                                                     Name: Steven G. Segal
                                                     Title: Senior Managing
                                                       Director

Date: February 22, 1999

                                 EXHIBIT INDEX

EXHIBIT
  NO.                               DESCRIPTION
--------                            -----------
11(a)(1)    Offer to Purchase dated February 22, 1999
11(a)(2)    Letter of Transmittal
11(a)(3)    Notice of Guaranteed Delivery
11(a)(4)    Letter from the Dealer Managers to Brokers, Dealers,
            Commercial Banks, Trust Companies and Nominees
11(a)(5)    Letter to clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Nominees
11(a)(6)    Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9
11(a)(7)    Summary Advertisement as published on February 22, 1999
11(a)(8)    Press Release issued by the Company on February 15, 1999
11(b)(1)    Commitment Letter, dated as of February 12, 1999, to the
            Purchaser from NationsBank, N.A., NationsBanc Montgomery
            Securities LLC and DLJ Capital Funding, Inc.
11(b)(2)    Commitment Letter, dated February 12, 1999, from J.W. Childs
            Equity Partners II, L.P. to the Parent
11(c)(1)    Agreement and Plan of Merger, dated as of February 12, 1999, by and among the Parent, the Purchaser and the Company
11(c)(2)    Shareholders Agreement, dated as of February 12, 1999, by
            and among the Parent, the Purchaser and certain stockholders of the Company